Exhibit 12(i)
Qimonda AG and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratio amounts)

						Nine Months
	For the years ended September 30,					Ended June 30,
	2003	2004	2005	2006		2007

Earnings (losses) before fixed charges
Pre-tax income (loss) before adjustment for minority interests or income or loss from equity investees	€13	€133	€151	€262		€115
Total fixed charges	66	63	18	53		25
Share of income (loss) of 50% owned entities	—	—	—	—		—
Distributed income of equity investees	—	—	—	—		—
Amortization of capitalized interest	—	—	1	2		2
Less: Interest capitalized	—	(9)	(7)	—		—
Equity in losses of less than 50% owned companies if the registrant guarantees debt	—	—	—	—		—

Total earnings (losses) before fixed charges	€79	€187	€163	€317		€142

Fixed charges
Interest expensed	€59	€47	€7	€48		€20
Interest capitalized	—	9	7	—		—
Estimate of the interest within rental expense	7	7	4	5		5

Total fixed charges	€66	€63	€18	€53		€25

Ratio of earnings to fixed charges	1.20	2.97	9.06	5.98	x	5.68

Deficiency of earnings available to cover fixed charges	€—	€—	€—	€—		€—